

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 11, 2009

<u>Via U S Mail and FAX [(952) 930-5737]</u>

Anthony P. Bihl, III
President and Chief Executive Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343

   Re: American Medical Systems Holdings, Inc.
          Form 10-K for the fiscal year ended January 3, 2009
          Filed March 3, 2009
          File No. 0-30733

Dear Mr. Bihl:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian Cascio
                Accounting Branch Chief